Endeavour Silver Signs Definitive Agreement to Acquire Oro Silver Resources and Its El Compas Gold-Silver Mine Property and Leased Plant From Canarc Resource

VANCOUVER, BC -- (Marketwired - May 09, 2016) - Endeavour Silver Corp. (NYSE: EXK) (TSX: EDR) is pleased to announce it has entered into a definitive agreement with Canarc Resource Corp. to acquire a 100% interest in Oro Silver Resources Ltd., a wholly owned subsidiary of Canarc. Oro Silver holds the El Compas gold-silver mine property and a five-year renewable lease on the 500 tonne per day (tpd) La Plata ore processing plant in Zacatecas, Mexico.

Pursuant to the agreement, Endeavour will pay Canarc CAD$10.5 million by issuing 2,147,239 common shares of Endeavour at a deemed issue price of CAD$4.89, representing the 10-day volume weighted average price of Endeavour's shares on the TSX. Endeavour will assume Canarc's obligation to pay an aggregate of 165 troy ounces of gold from production to Marlin Gold Mining Ltd.

Closing will occur upon receipt of applicable regulatory approvals and the satisfaction of customary closing conditions, expected no later than June 30, 2016. The transaction was evaluated and negotiated by management led by Godfrey Walton, President and COO. The transaction was approved by the independent members of the Endeavour board. Due his positions as Chairman and Director of Canarc, Bradford Cooke, CEO, did not participate in any deal discussions or in the board meeting to review and approve the transaction.

Rationale for Purchase and Benefits to Endeavour

--  The transaction provides Endeavour with the opportunity to acquire a high quality, permitted gold-silver mine and a modern leased plant nearby, and recommence exploration and development on a fast track to production, pursuant to Endeavour's successful historic business model.
--  The El Compas gold-silver mine project has good exploration potential to expand resources and good acquisition potential to consolidate stranded resources and exploration targets within the Zacatecas mining district to extend mine life.
--  The 500 tpd La Plata plant was constructed by the Zacatecas state government in September 2013 for processing minerals available from local small miners in the state. It last operated in October 2014, was leased to Oro Silver in January 2016, has fully permitted crushing, grinding, flotation and tailings circuits, and is located within 20 km on mostly paved roads from the mine.
--  The 3,990 hectare El Compass property hosts a current resource estimated in January 2016 by Canarc and consists of 28 concessions fully permitted for mining. Of these, 22 concessions are subject to a 1.5% net smelter return royalty, while six concessions are subject to a 3.0% NSR royalty.
--  Capital costs are estimated at less than USD$10 million and the time frame to develop the mine and refurbish the plant for production is estimated to be less than one year.
--  Endeavour's short-term goal at El Compas will be to invest in exploration to upgrade and expand the resource, consolidate properties in the district to extend mine life, refurbish the plant, re-evaluate the economics to develop the mine, and complete a NI 43-101 report this year.
--  If successful, Endeavour would commence production at El Compas in 2017.

Godfrey Walton commented, "We are pleased to add another high quality mining property to our project portfolio, and we look forward to unfolding the full potential at El Compas and starting a new mining operation in another historic silver district in Mexico. El Compas should help our production and cash flow profiles while we develop our exciting new Terronera silver-gold mining project."

About Endeavour -- Endeavour Silver is a mid-tier precious metals mining company that owns three high grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the company has grown its mining operations to produce 11.4 million ounces of silver and equivalents in 2015. We find, build and operate quality silver mines in a sustainable way to create real value for all stakeholders. Endeavour Silver's shares trade on the TSX (symbol EDR) and on the NYSE (symbol EXK).

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements that relate to the timing and completion of the proposed acquisition of Oro Silver and the El Compas property, anticipated future prospects of El Compas, and other statements relating to the El Compas property. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual events to differ materially from those described in such forwarding-looking statements include risks related to the timing of, and ability to obtain, required regulatory approvals for the Oro Silver acquisition, risks as to the future development of the El Compas property, and general economic and regulatory changes. As a result, the Company cannot guarantee that the proposed El Compas acquisition will be completed on the terms and within the time disclosed herein or at all. These forward-looking statements represent the Company's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. Readers should not place undue reliance on any forward-looking statements.

Contact Information
For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com